Exhibit (a)(9)

Glass Lewis Recommends International Rectifier Shareholders Vote the WHITE Proxy
Card for All Three of the Company’s Nominees

EL SEGUNDO, Calif. – October 2, 2008 – International Rectifier Corporation (NYSE:IRF) today announced that Glass Lewis & Co. has published its report recommending that International Rectifier shareholders vote the WHITE proxy card FOR all three of the Company’s nominees and against the proposed Vishay by-law amendments at the October 10, 2008 meeting.

The Glass Lewis analysis concluded that Vishay’s “primary motive” for nominating its slate of directors “is to force a discussion regarding a potential acquisition by Vishay.” The report discussed the proactive work of International Rectifier’s Board, stating that “Vishay has failed to convince us that the IRF directors have not acted in the best interests of shareholders nor has the Dissident established that its nominees would contribute necessary expertise to the IRF Board.” The report also stated that Glass Lewis “tend(s) to agree that the IRF Board and executive team should work to ‘right the ship’ before pursuing a strategic agreement in light of IRF’s relative low stock price and the implementation of the turn-around strategy.”

Glass Lewis & Co. is an independent proxy advisory firm.

International Rectifier’s Board of Directors strongly encourages all shareholders to vote by completing, signing, dating and returning their WHITE proxy card or voting by telephone or Internet in time to be counted for the meeting on October 10, 2008. Shareholders who have questions or need assistance in voting their shares should contact our proxy solicitor, D.F. King, by calling toll-free 1-888-605-1957.

About International Rectifier

International Rectifier Corporation (NYSE:IRF) is a world leader in power management technology. IR’s analog, digital, and mixed signal ICs, and other advanced power management products, enable high performance computing and save energy in a wide variety of business and consumer applications.  Leading manufacturers of computers, energy efficient appliances, lighting, automobiles, satellites, aircraft, and defense systems rely on IR’s power management solutions to power their next generation products. For more information, go to www.irf.com.

Note: Statements made or implied in this release that are in the future tense or that are accompanied by words such as “will,” or variations of such words are “forward-looking” and involve risks and uncertainties that are not within International Rectifier’s control. A fuller explanation of these risks and uncertainties, including those related to the changes to the company’s internal controls and governance policies, is contained in International Rectifier’s periodic and other filings from time to time with the Securities and Exchange Commission.

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Contact:

International Rectifier Corporation

Investors:

Portia Switzer, 310.726.8254

Chris Toth, 310.252.7731

or

Media:

Kekst & Co.

Tom Davies, 212-521-4873

Roanne Kulakoff, 212-521-4837